Contractor Plus, Inc.

Financial Statement for the period ended December 31, 2021

Contents

Statement of Financial Position 3

Statement of Profit and Loss 4

Statement of Changes in Equity 5

Statement of Cash Flows 6

Notes to the Financial Statements 7

1. Summary of Significant Accounting Policies 7
2. Commitments and Contingencies 11
3. Property and Equipment 11
4. Short term loan 12
5. Convertible loan 12
6. Equity 12
7. Subsequent Events 12

Contractor Plus, Inc.
Statement of Financial Position
December 31, 2021

	TOTAL	
	AS OF DEC 31, 2021	AS OF DEC 31, 2020 (PY)
ASSETS		
Current Assets		
Bank Accounts		
Azlo	0.00	206.80
Checking (0091)	43,280.59	338.44
Credit card (ount)	1,038.69	
Stripe Bank account (required for Synder)	96.46	12.90
Total Bank Accounts	**$44,415.74**	**$558.14**
Accounts Receivable		
Accounts Receivable (A/R)	115.50	0.00
Apple	1,155.97	
Total Accounts Receivable	**$1,271.47**	**$0.00**
Other Current Assets		
Other Receivables	0.00	
Refund Claims	128.00	
Total Other Receivables	**128.00**	
Total Other Current Assets	**$128.00**	**$0.00**
Total Current Assets	**$45,815.21**	**$558.14**
TOTAL ASSETS	**$45,815.21**	**$558.14**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Other Current Liabilities		
Accrued Expenses	758.75	
Deferred Revenue	12,120.83	99.00
Provision For Taxation	0.00	450.00
Salary Payable	265.00	
Short Term Loan	2,278.03	
Total Other Current Liabilities	**$15,422.61**	**$549.00**
Total Current Liabilities	**$15,422.61**	**$549.00**
Long-Term Liabilities		
Convertible Loan	115,304.26	
Director Loan	7,904.11	7,904.11
Total Long-Term Liabilities	**$123,208.37**	**$7,904.11**
Total Liabilities	**$138,630.98**	**$8,453.11**
Equity		
Opening Balance Equity	53.00	50.00
Retained Earnings	-7,944.97	
Net Income	-84,923.80	-7,944.97
Total Equity	**$ -92,815.77**	**$ -7,894.97**
TOTAL LIABILITIES AND EQUITY	**$45,815.21**	**$558.14**

Contractor Plus, Inc.
Statement of Profit and Loss
December 31, 2021

	TOTAL	
	JAN - DEC 2021	JAN - DEC 2020 (PY)
Income		
Discounts given	-2,945.60	-11.90
Services	0.00	0.00
Base Subscriptions	27,352.40	352.00
Contractor+ Websites	644.00	
Lead Generation	320.00	
Logo Design	1,083.00	
Total Services	**29,399.40**	**352.00**
Total Income	**$26,453.80**	**$340.10**
GROSS PROFIT	**$26,453.80**	**$340.10**
Expenses		
Advertising & Marketing	32,991.31	2,104.06
Finance cost	1,777.26	
General Expense	3,614.44	1,075.13
Legal & Professional Services	1,758.75	
Office Supplies and Equipments	540.47	350.00
Recurring Expense	1,151.76	629.60
Salaries and Wages	64,137.01	3,655.98
Stripe fees	3,388.48	20.30
Taxation		450.00
Travel	2,745.49	
Total Expenses	**$112,104.97**	**$8,285.07**
NET OPERATING INCOME	**$ -85,651.17**	**$ -7,944.97**
Other Income		
Other Income	727.37	
Total Other Income	**$727.37**	**$0.00**
NET OTHER INCOME	**$727.37**	**$0.00**
NET INCOME	**$ -84,923.80**	**$ -7,944.97**

Contractor Plus, Inc.
Statement of Changes in Equity
December 31, 2021

		Common Stocks		Additional Paid in Capital		Retained	Total
		Shares	Amount	Shares	Amount	Earnings	
				All figures in $			
Beginning Balance	3 Aug 2020	-	-	-	-	-	-
Contribution		10,000,000	100	5,000,000	50	-	50.00
Net loss	2020	-	-	-	-	(7,945)	(7,944.97)
Ending Balance	31 Dec 2020	**10,000,000**	**100**	**5,000,000**	**50**	**(7,945)**	**(7,894.97)**
Contribution		-	-	-	3	-	3.00
Net loss	2021	-	-	-	-	(84,924)	(84,923.80)
Ending Balance	31 Dec 2021	**10,000,000**	**100**	**5,000,000**	**53**	**(92,869)**	**(92,815.77)**

Contractor Plus, Inc.
Statement of Cash Flows
December 31, 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	-84,923.80
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-115.50
Apple	-1,155.97
Other Receivables:Refund Claims	-128.00
Accrued Expenses	758.75
Deferred Revenue	12,021.83
Provision For Taxation	-450.00
Salary Payable	265.00
Short Term Loan	2,278.03
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**13,474.14**
Net cash provided by operating activities	**$ -71,449.66**
FINANCING ACTIVITIES	
Convertible Loan	115,304.26
Opening Balance Equity	3.00
Net cash provided by financing activities	**$115,307.26**
NET CASH INCREASE FOR PERIOD	**$43,857.60**
Cash at beginning of period	558.14
CASH AT END OF PERIOD	**$44,415.74**

Contractor Plus, Inc.
Notes to the Financial Statements
December 31, 2021

1. Summary of Significant Accounting Policies

The Company

The financial statements have been prepared to present the financial position and results of operations of the following related entity (the "Company"). The financial statement only includes information from inception (February 1, 2020) through December 31, 2021.

Contractor Plus, Inc. was incorporated in the State of Delaware on February 1, 2020.

Contractor Plus is headquartered in Orlando, Florida. Contractor Plus is a mobile vertical SaaS company comprised of two officers, Justin Smith, CEO and Roshan Sethia, CTO. Contractor Plus is a mobile application for field service contractors. It does estimating, invoicing, post-inspections, payment facilitation, etc.

Fiscal Year

The Company operates on a December 31st year-end.

Principles of Consolidation and Basis of Accounting

The financial statements include the accounts of Contractor Plus Technologies, Inc. (the "Company"). The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). All significant intercompany balance and transactions have been eliminated in the accompanying financial statements.

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions

may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2021, the Company held no cash equivalents.

Accounts Receivable

The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2021, the Company has no allowance for doubtful accounts.

Inventory

Inventories are stated at the lower of standard cost (which approximates cost determined on a first-in, first-out basis) or market. As a pure software company that delivers it product using cloud technology, it is unlikely that the Company will hold inventory. At December 31, 2021, the Company held no inventory.

Intangible Assets

Intangible asset is stated at cost. The intangible assets consist of patents. Patents costs are amortized over the useful life of the patent. The company has no intangible assets as at December 31, 2021.

Property and Equipment

Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Office equipment is depreciated over five years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and

liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is “more likely than not” that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal year 2021. Net operating losses will be carried forward to reduce taxable income in future years. Due to management’s uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to income tax filing requirements in the States of Delaware.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Revenues are generally recognized upon shipment of a sale. Unshipped orders are recorded as deferred revenues.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Research and Development

Research and development costs are expensed as incurred.

Foreign Currency

The financial statements are presented in United States Dollars, (“USD”), which is the reporting currency and the functional currency of the Company. In accordance with ASC 830, Foreign Currency Matters, foreign denominated monetary assets and liabilities are translated to their USD equivalents using foreign exchange rates which prevailed at the balance sheet date. Nonmonetary assets and liabilities are translated at exchange rate prevailing at the transaction date. Revenue and expenses were translated at the prevailing rate of exchange at the date of the transaction. Related translation adjustments are reported as a separate component of stockholders’ equity/(deficit), whereas gains or losses resulting from foreign currency transactions are included in results of operations.

Equity Based Compensation
The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under SC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of SU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

New Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2019, and interim periods within annual periods beginning after December 15, 2020. The Company is currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

2. Commitments and Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigations against the Company or its members.

3. Property and Equipment

Property and equipment consisted of the following at December 31, 2021.
Property and equipment at cost - $0

Due to the immaterial amount of the equipment, the Company will write-off the cost as a one-off expense.

4. Short term loan

The Company has obtained a short-term loan from stripe as at October 07th, 2021 amounting to $4,100, for a fee of $557. This amount is recoverable by stripe from Contractor Plus receipts from subscriptions.

5. Convertible loan

The company has obtained a convertible instrument of $113,527 from wefunder was obtained in two tranches. $55,827 on July 02nd, 2021 and $57,700 on Oct 28th, 2022. The convertible instrument was issued at a $3 million valuation cap. The convertible instrument has been treated as a debt as per ASC 470-20 with 5% coupon interest rate, until conversion.

6. Equity

Common Stock
Under the articles of incorporation, the total number of common shares of stock that the corporation shall have authority to issue is ten million (10,000,000), $0.00001 par value per share. As of December 31, 2021, 5,415,000 shares have been issued and are outstanding. The cap table is as attached below:

Name	↓ Total %	Common Stock
Roshanlal Sethia	46.17%	2,500,000
Justin Smith	46.17%	2,500,000
Michael Fied	3.69%	200,000
Brandon Schlichter	1.85%	100,000
Mike Demler	1.85%	100,000
Joe Chase	0.28%	15,000
Total	**100%**	**5,415,000**

Preferred Stock
As of December 31, 2021, no preferred shares have been authorized.

7. Subsequent Events

The Company has determined no material subsequent events worth highlighting.